UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Thomas W.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   7/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security       2)Trans-     3.Trans-       4.Securities Acquired(A)  5)Amount of    6)Ownership  7)Nature of
                          action       action         or Disposed of (D)        Securities     Form:        Indirect
                          Date         Code                                     Beneficially   Direct       Beneficial
                                       -------------  ------------------------  Owned at End   (D) or       Ownership
                          (Month/                              A or             of Month       Indirect
                          Day/Year)    Code  V      Amount     D       Price                      (I)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value   7/18/02      A(1)  V      3,500      A                  656,044      D
$0.01 per share
Common Stock, par value                                                           144,132      I            Booth Charitable
$0.01 per share                                                                                             Remainder Trust
Common Stock, par value                                                            35,949      I            Daughter Carolyn
$0.01 per share
Common Stock, par value                                                            36,960                   Daughter Kathleen
$0.01 per share
Common Stock, par value                                                            40,062      I            Thomas Booth Trust
$0.01 per share
Common Stock, par value                                                         2,007,956      I            Trust FBO R. Booth
$0.01 per share                                                                                             (1)
Common Stock, par value                                                            68,772      I            by Spouse
$0.01 per share


                                                                  1




Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative        2)Conversion    3)Trans-   4)Trans-      5)Number of Derivative            6)Date Exercisable and
Security                     or Exercise     action     action        Securities Acquired (A)           Expiration Date
                             Price of        Date       Code          or Disposed of (D)
                             Derivative                 ----------------------------------------------------------------------------
                             Security                   Code  V       A                D        Date Exercisable     Expiration Date
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option   $16.21          7/18/02    A     V       2,000                     (2)                  12/13/08
(right to buy)


Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative        3)Trans-  7)Title and Amount                  8)Price     9)Number of    10)Ownership   11)Nature of
Security                     action    of Underlying                       of Deri-    Derivative     Form of        Indirect
                             Date      Securities                          vative      Securities     Derivative     Beneficial
                                       ---------------------------------   Security    Beneficially   Security       Ownership
                             Month                             Amount or               Owned at End   Direct (D)
                             /Day/                             Number of               of Month       or Indirect
                             Year      Title                   Shares                  (I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option   7/18/02   Common Stock, par       2,000                   8,900          D
(right to buy)                         value $0.01 per share

Explanation of Responses:

(1)  Restricted Stock Award.
(2)  The option becomes exercisable in three equal annual installments, commencing 5 months after the date of grant and each
     December 13 thereafter.
-    Attorney-in-fact pursuant to the power of attorney dated 7/9/99.


SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Thomas W. Booth
DATE 8/8/02